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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: April 27, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant:  Angelica Corporation
         Former Name if Applicable:  Not applicable.

         424 South Woods Mill Road
         Address of Principal Executive Office (Street and Number)

         Chesterfield, Missouri 63017
         City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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The registrant hereby represents that:

[x]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b) The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-Q or portion thereof could not be filed within the prescribed time period.

         During April and May of 2002, the Company consummated transactions with two separate purchasers whereby the Company sold substantially all of the assets of its Manufacturing and Marketing segment. The Company also determined in April 2002 to change its independent auditors to Deloitte & Touche LLP.

         An additional complicating factor was that due to the sale and related loss on disposal of the Company's Manufacturing and Marketing segment, prior to May 30, 2002 the Company was not in compliance with certain minimum net worth covenants contained in its debt obligations. Such debt obligations, therefore, were classified on the Company's consolidated balance sheets as current liabilities as of April 27, 2002, the end of the quarter. On May 30, 2002, the Company completed the refinancing of substantially all of its debt obligations. As a result of the completion of such refinancing (a subsequent event for accounting purposes), a portion of the Company's debt obligations as of April 27, 2002 is required to be reclassified from current liabilities to long-term liabilities.

         Despite the Company's diligent efforts, completion of the Company's Form 10-Q for the quarter ended April 27, 2002 has been delayed due to the additional work caused by the above-described sale of the Company's Manufacturing and Marketing segment, the debt refinancing, the change in the Company's auditors and debt reclassifications following the debt refinancing.



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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

T. M. Armstrong                                  (314)         854-3800
     (Name)                                   (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that the consolidated statements of income included in its Quarterly Report on Form 10-Q for the quarter ended April 27, 2002 will report a net loss of approximately $2,154,000, as compared to net income of $1,449,000 reported for the quarter ended April 28, 2001. The Company anticipates that net loss per common share for the quarter ended April 27, 2002 will be $.25 per share, compared to net income of $.17 per share for the quarter ended April 28, 2001.



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                            ANGELICA CORPORATION
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 12, 2002             By /s/ T. M. Armstrong
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                                  T. M. Armstrong
                                  Senior Vice President--Finance and
                                  Administration and Chief Financial Officer



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